
April 24, 2015

John W. Blenke
Executive Vice President, Corporate General Counsel and Corporate Secretary
TransUnion
555 West Adams Street
Chicago, Illinois 60661

> **Re:** **TransUnion**
> **Registration Statement on Form S-1**
> **Filed March 31, 2015**
> **File No. 333-203110**

Dear Mr. Blenke:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

Prospectus Summary

Our Company, page 1

2. Please revise your opening paragraphs to provide more concrete descriptions of your business. For example, such phrases as "lead to a higher quality of life," and "deliver insights across the entire consumer lifecycle" do not clearly convey what type of businesses you are engaged in. In addition, please revise to clarify such business jargon

as "provider of scale," "multiple geographies and verticals," and "new solutions and adjacencies."

3.   At the top of page 3 you disclose revenues for fiscal years 2013 and 2014. In order to provide more balanced disclosure, please also include net losses for those years, as well as your current levels of indebtedness.

Risk Factors, page 21

4.   Please move the three risk factors regarding your indebtedness on pages 33-34 to the beginning of the risk factor section.

We may not be able to generate sufficient cash to service all of our indebtedness . . . , page 34

5.   Please revise to quantify your debt service obligations for the last two fiscal years.

Business, page 81

6.   Please revise to briefly describe the history of the company. Such discussion should address the circumstances that led to the 2012 Change of Control Transaction, including the organization and control of the company prior to that transaction.

2014 Compensation, page 117

7.   On page 118 you state that the Compensation Committee did not increase Mr. Peck's base salary for 2014. However, the Summary Compensation Table shows an increase of approximately $35,000 in Mr. Peck's salary for 2014 over 2013. Please clarify.

Twelve Months Ended December 31, 2014 Company Performance, page 121

8.   In the first paragraph you state that you did not achieve the Further Adjusted Corporate Revenue target, yet in disclosing actual payout for each officer you indicate that Mr. Peck's and Mr. Hamood's bonuses were determined in part through performance with respect to that target. Please clarify.

Where You Can Find More Information, page 171

9. Make clear that you reporting obligations will expand as a result of your stock being traded on a national securities exchange and your planned Exchange Act registration.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Staff Accountant, at 202-551-3273 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at 202-551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Richard A. Fenyes, Esq.